

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2023

Anthony Vang
Treasurer and Principal Accounting Officer
Securetech Innovations, Inc.
2355 Highway 36 West , Suite 400
Roseville , MN 55113

      Re: Securetech Innovations, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          File No. 0-55927

Dear Anthony Vang:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing